December 18, 2009

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          Powerwave Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2008
Filed March 2, 2009, as amended March 5, 2009 and April 24, 2009
Forms 10-Q for the Quarterly Periods Ended March 29, 2009,
June 28, 2009 and September 27, 2009
Filed May 5, 2009, July 31, 2009 and October 30, 2009
File No. 000-21507

Dear Mr. Spirgel

I am writing in response to your letter dated December 15, 2009, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on Powerwave Technologies, Inc.’s (“Powerwave,” the “Company,” “we,” “us,” or “our”) Form 10-K for the Fiscal Year Ended December 28, 2008, and Forms 10-Q for the Quarterly Periods Ended March 29, 2009, June 28, 2009 and September 27, 2009.  We appreciate and have carefully considered the Staff’s comments on the Form 10-K and Form 10-Q’s and our responses to the comments are set forth below.  To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

Form 10-K for the Fiscal Year Ended December 28, 2008
Part IV
Item 15. Exhibits
Exhibits 31.1 and 31.2

1.
We note that you have omitted language from paragraphs 4 and 5 of the certifications required by Exchange Act Rule 13a-14(a).  In future filings, revise your certifications to include the language in paragraphs 4 and 5 of Item 601(31)(i) of Regulation S-K.  More specifically, revise to refer to “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) and to refer to “(or persons performing the equivalent functions)” paragraph 5.

Response:

Powerwave confirms that in future filings it will revise its certifications to include the language in paragraphs 4 and 5 of Item 601(31)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 28, 2009
Part 2, Item 6. Exhibits

2.
We note that you filed a Current Report on Form 8-K on April 7, 2009 in which you disclose that you entered into a credit agreement on April 3, 2009.  The credit agreement was filed as Exhibit 10.1 to your Form 8-K.  The credit agreement, however, was not filed as an exhibit to your Form 10-Q for the quarterly period during which you entered into the agreement.  In addition, we note that you did not include all the schedules and exhibits to your material contract in the exhibit.  In future filings, please re-file the credit agreement, including all exhibits and schedules, as an exhibit to your periodic reports.  See Item 601(a)(4) of Regulation S-K.

Response:

Powerwave will re-file the credit agreement, including all exhibits and schedules, as an exhibit to its Form 10-K for the year ended January 3, 2010.

Form 10-Q for the Quarterly Period Ended June 28, 2009
Form 10-Q for the Quarterly Period Ended September 27, 2009
Part 1, Item 4. Controls and Procedures

3.
We note that you disclose that there has been no change to your internal control over financial reporting during the “first half of fiscal 2009” and “during the first nine months of fiscal 2009” in your second and third quarter 10-Q filings, respectively.  In future filings, disclose any changes to your internal control over financial reporting that occurred during your last fiscal quarter.  See Item 308(c) of Regulation S-K.

Response:

In future filings, Powerwave will disclose any changes to its internal control over financial reporting that occurred during the last quarter in accordance with Item 308(c) of Regulation S-K.

Pursuant to your request, Powerwave acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at phone number (714) 466-1608 or fax number (714) 466-5801 if you have any questions or require additional information.

Sincerely,

/s/ Kevin T. Michaels
Kevin T. Michaels
Chief Financial Officer
Powerwave Technologies, Inc.